P.E. 2/1/02

SECURITIES AND EXCHANGE COMMISSION


02016047

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECEIVED
FEB 19 2002

For the month of February, 2002

MAGNA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario L4G 7K1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
FEB 22 2002
THOMSON
FINANCIAL

MAGNA INTERNATIONAL INC. (Registrant)

By: ______________________________
J. Brian Colburn
Executive Vice-President, Special Projects and Secretary

Date: February 14, 2002

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EXHIBITS

Exhibit 1	Press release issued February 14, 2002 in which the Registrant announced its financial results for the fourth quarter and fiscal year ending December 31, 2001 and declared its quarterly dividend in the amount of U.S.$0.34 per Class A Subordinate Voting Share and Class B Share.

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Exhibit 1



Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES RECORD 2001 FINANCIAL RESULTS

February 14, 2002, Aurora, Ontario, Canada......Magna International Inc. (TSE: MG.A, MG.B; NYSE: MGA) today reported record sales and net income from operations and earnings per share from operations for the year ended December 31, 2001. The Company also announced its financial results for the fourth quarter of 2001.

	YEARS ENDED		THREE MONTHS ENDED	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Sales	$ 11,026	$ 10,513 (3)	$ 2,829	$ 2,741 (3)
Net income (1)	$ 580	$ 598	$ 119	$ 120
Net income from operations (2)	$ 522	$ 497	$ 121	$ 120
Diluted earnings per share (1)	$ 6.20	$ 6.44 (4)	$ 1.28	$ 1.28 (4)
Diluted earnings per share from operations (2)	$ 5.56	$ 5.32 (4)	$ 1.30	$ 1.28 (4)

(1) Net income and diluted earnings per share have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP").

(2) Fourth quarter 2001 net income from operations and diluted earnings per share from operations are based on net income and diluted earnings per share, respectively, but exclude an ownership dilution loss of $2 million on the redemption by Decoma International Inc. ("Decoma"), a publicly traded subsidiary of the Company, of the outstanding amount of its Subordinated Debentures.

Net income from operations and diluted earnings per share from operations for the year ended December 31, 2001 are based on net income and diluted earnings per share, respectively, but exclude the loss noted above, other income of $48 million realized on the Company's ownership dilutions from public subsidiary share issuances and a future income tax recovery of $12 million. Net income from operations and diluted earnings per share from operations for the year ended December 31, 2000 are based on net income and diluted earnings per share, respectively, but exclude other income (net of related taxes) of $101 million on the sales of the Company's remaining Class A Subordinate Voting shares of Tesma International Inc., Invotronics Manufacturing and the Company's equity interest in Webasto Sunroofs Inc. For more information see note 3 to the Fourth Quarter Consolidated Financial Statements attached.

(3) Effective December 31, 2000, Magna Entertainment Corp. ("MEC") changed its revenue recognition policy. The change in accounting policy, which has no impact on net income, has been retroactively applied. For more information see note 2 to the Fourth Quarter Consolidated Financial Statements attached.

(4) Diluted earnings per share have been restated (previously $6.34 and $1.26) due to an accounting policy change related to the adoption of the treasury stock method. Diluted earnings per share from operations have also been restated (previously $5.26 and $1.26). For more information see note 2 to the Fourth Quarter Consolidated Financial Statements attached.

All results are reported in millions of U.S. dollars, except per share figures.

YEAR ENDED DECEMBER 31, 2001

Sales for the year ended December 31, 2001 were a record $11.0 billion, an increase of 5% over the year ended December 31, 2000. The sales increase was realized despite declines in vehicle production levels of 11% in North America and 2% in Europe. The higher automotive sales reflect a 17% increase in North American content per vehicle, a 10% increase in European content per vehicle and a 6% increase in tooling and other sales. Sales at MEC for the year ended December 31, 2001 were $519 million, an increase of approximately 25% over the year ended December 31, 2000.

The Company earned record net income from operations in the year ended December 31, 2001 of $522 million, representing an increase of 5% over the year ended December 31, 2000. Net income for the year ended December 31, 2001 was $580 million.

Diluted earnings per share from operations were a record $5.56 for the year ended December 31, 2001, an increase of 5% compared to $5.32 in the year ended December 31, 2000. Diluted earnings per share for the year ended December 31, 2001 were $6.20.

During 2001 cash generated from operations before changes in non-cash working capital was $1,023 million. Total investment activities for the year were $611 million, including $525 million in fixed asset additions, $40 million to purchase subsidiaries and $46 million in investment and other assets.

THREE MONTHS ENDED DECEMBER 31, 2001

The Company posted sales of $2.8 billion for the fourth quarter ended December 31, 2001, an increase of 3% over the fourth quarter of 2000. Despite declines in vehicle production levels of 5% in North America and 7% in Europe, automotive sales for the fourth quarter increased 3% from the fourth quarter of 2000. The higher sales reflect a 9% increase in North American content per vehicle and a 27% increase in European content per vehicle, partially offset by a $112 million decrease in tooling and other sales. Sales at MEC for the fourth quarter of 2001 were $95 million, an increase of approximately 27% over the fourth quarter of 2000.

The Company earned net income from operations in the fourth quarter of 2001 of $121 million. This represents a 1% increase over the fourth quarter 2000 net income from operations of $120 million. Net income for the fourth quarter of 2001 was $119 million.

Diluted earnings per share from operations increased by 2% to $1.30 for the fourth quarter of 2001, compared to $1.28 for the fourth quarter of 2000. Diluted earnings per share for the fourth quarter of 2001 were $1.28.

During the fourth quarter of 2001 cash generated from operations before changes in non-cash working capital was $246 million. Total investment activities during the quarter were $220 million, including $202 million in fixed asset additions, $8 million to purchase a subsidiary and $10 million in investments and other assets.

OTHER MATTERS

The Company also announced that its Board of Directors today declared its regular quarterly dividend with respect to its outstanding Class A Subordinate Voting Shares and Class B Shares for the fourth quarter ended December 31, 2001. The dividend of U.S. $0.34 per share is payable on March 15, 2002 to shareholders of record on March 1, 2002.

In addition, the Company reaffirmed its outlook for both the full year and first quarter of 2002 as described in its press release dated January 10, 2002.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, powertrain and fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has approximately 67,000 employees in 173 manufacturing operations and 43 product development and engineering centres in 19 countries.

Magna will hold a conference call to discuss the fourth quarter results and other developments on Friday, February 15, 2002 at 10:30 a.m. EST. The number to use for this call is 1-888-774-1985. Please call in 10 minutes prior to the conference call. The number for overseas callers is 1-416-641-6705. Magna will also webcast the conference call at www.magna.com. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President, Finance and Chief Financial Officer. For further information, please contact Louis Tonelli at (905) 726-7035. For teleconferencing questions, please call (905) 726-7103.

This press release may contain forward looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures, including price concessions under long term agreements; the Company's dependence on certain vehicle programs; currency exposure, including weakness of the Euro and Canadian dollar; energy prices; and other factors as set out in the Company's Form 40-F for its financial year ended December 31, 2000 and subsequent SEC filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

[Unaudited]
[United States dollars in millions, except per share figures]

	Year ended		Three months ended	
	Dec. 31, 2001	Dec. 31, 2000 *[restated, see note 2]*	**Dec. 31, 2001**	Dec. 31, 2000 *[restated see note 2]*
Sales:				
Automotive	**$10,507**	$10,099	**$ 2,734**	$ 2,666
Magna Entertainment Corp. *[note 2]*	**519**	414	**95**	75
	11,026	10,513	**2,829**	2,741
Automotive costs and expenses:				
Cost of goods sold	**8,588**	8,264	**2,247**	2,192
Depreciation and amortization	**399**	372	**103**	94
Selling, general and administrative	**685**	655	**180**	170
Interest expense (income), net	**2**	13	**(1)**	—
Equity income	**(16)**	(14)	**(3)**	(2)
Magna Entertainment Corp. costs and expenses *[note 2]*	**496**	412	**104**	90
Operating income - automotive	**849**	809	**208**	212
Operating income (loss) - Magna Entertainment Corp.	**23**	2	**(9)**	(15)
Operating income	**872**	811	**199**	197
Other income (loss) *[note 3]*	**46**	161	**(2)**	—
Income before income taxes and minority interest	**918**	972	**197**	197
Income taxes *[note 4]*	**290**	348	**69**	71
Minority interest	**48**	26	**9**	6
Net income	**$ 580**	$ 598	**$ 119**	$ 120
Financing charges on Preferred Securities and other paid-in capital	**$ (44)**	$ (45)	**$ (9)**	$ (11)
Foreign exchange loss on the redemption of the 5% Convertible Subordinated Debentures *[note 5]*	**(10)**	—	**—**	—
Net income available to Class A Subordinate Voting and Class B Shareholders	**526**	553	**110**	109
Retained earnings, beginning of period	**1,789**	1,446	**2,138**	1,707
Dividends on Class A Subordinate Voting and Class B Shares *[note 6]*	**(109)**	(209)	**(28)**	(27)
Surrender of subsidiary stock options	**—**	(1)	**—**	—
Distribution on transfer of business to subsidiary *[note 7]*	**14**	—	**—**	—
Retained earnings, end of period	**$ 2,220**	$ 1,789	**$ 2,220**	$ 1,789
Earnings per Class A Subordinate Voting or Class B Share:				
Basic	**$ 6.57**	$ 7.04	**$ 1.32**	$ 1.38
Diluted *[note 2]*	**$ 6.20**	$ 6.44	**$ 1.28**	$ 1.28
Cash dividends paid per Class A Subordinate Voting or Class B Share	**$ 1.36**	$ 1.24	**$ 0.34**	$ 0.34
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:				
Basic	**80.1**	78.5	**83.1**	78.5
Diluted *[note 2]*	**91.4**	91.5	**90.0**	91.5

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]
[United States dollars in millions]

	Year ended		Three months ended	
	Dec. 31, 2001	Dec. 31, 2000	**Dec. 31, 2001**	Dec. 31, 2000
Cash provided from (used for):				
OPERATING ACTIVITIES				
Net income	**$ 580**	$ 598	**$ 119**	$ 120
Items not involving current cash flows	**443**	393	**127**	139
	1,023	991	**246**	259
Changes in non-cash working capital	**6**	(336)	**180**	43
	1,029	655	**426**	302
INVESTMENT ACTIVITIES				
Fixed asset additions	**(525)**	(653)	**(202)**	(237)
Purchase of subsidiaries	**(40)**	(68)	**(8)**	(68)
Increase in investments and other	**(46)**	(28)	**(10)**	(7)
Proceeds from disposition of investments and other	**97**	346	**26**	(13)
	(514)	(403)	**(194)**	(325)
FINANCING ACTIVITIES				
Net issue (repayments) of debt	**(43)**	(80)	**(54)**	93
Redemption of 5% Convertible Subordinated Debentures	**(121)**	—	**—**	—
Redemption of Subordinated Debentures by subsidiary	**(90)**	—	**(56)**	—
Repayments of debentures' interest obligation	**(33)**	(33)	**(2)**	(9)
Preferred Securities distributions	**(28)**	(26)	**(7)**	(7)
Issues of Class A Subordinate Voting Shares	**27**	—	**15**	—
Issues of shares by subsidiaries	**184**	4	**—**	—
Surrender of subsidiary stock options	**—**	(2)	**—**	—
Dividends paid to minority interests	**(9)**	(6)	**(2)**	(2)
Dividends	**(109)**	(97)	**(28)**	(27)
	(222)	(240)	**(134)**	48
Effect of exchange rate changes on cash and cash equivalents	**(23)**	(24)	**(5)**	9
Net increase (decrease) in cash and cash equivalents during the period	**270**	(12)	**93**	34
Cash and cash equivalents, beginning of period	**620**	632	**797**	586
Cash and cash equivalents, end of period	**$ 890**	$ 620	**$ 890**	$ 620

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

[Unaudited]
[United States dollars in millions]

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 890	$ 620
Accounts receivable	1,752	1,684
Inventories	842	767
Prepaid expenses and other	74	66
	3,558	3,137
Investments	88	86
Fixed assets, net	3,595	3,589
Goodwill, net	259	295
Future tax assets	114	96
Other assets	292	205
	$ 7,906	$ 7,408
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 308	$ 338
Accounts payable	1,451	1,314
Accrued salaries and wages	228	215
Other accrued liabilities	158	119
Income taxes payable	62	51
Long-term debt due within one year	54	46
	2,261	2,083
Long-term debt	244	268
Debentures' interest obligation	114	191
Other long-term liabilities	85	84
Future tax liabilities	276	224
Minority interest	441	356
	3,421	3,206
Shareholders' equity:		
Capital stock		
Class A Subordinate Voting Shares [issued: 82,244,518; December 31, 2000 - 77,467,153]	1,682	1,442
Class B Shares [convertible into Class A Subordinate Voting Shares] [issued: 1,097,009; December 31, 2000 – 1,097,909]	1	1
Preferred Securities	277	277
Other paid-in capital	463	734
Retained earnings	2,220	1,789
Currency translation adjustment	(158)	(41)
	4,485	4,202
	$ 7,906	$ 7,408

Notes:

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2000 annual consolidated financial statements, except as described in note 2[b].

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2000 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2001 and the results of operations and cash flows for the three month and twelve month periods ended December 31, 2001 and 2000.

2. Accounting Changes

[a] During the fourth quarter of 2000, Magna Entertainment Corp. ["MEC"] changed its method of reporting revenues and costs and expenses. MEC now reports wagering revenues before deducting purses, stakes, awards and certain taxes. These amounts are now included in costs and expenses. Previously, MEC reported wagering revenues net of purses, stakes, awards and certain taxes. The comparative period amounts have been restated on this basis.

[b] In December 2000, the Canadian Institute of Chartered Accountants issued new accounting recommendations for the presentation and disclosure of basic and diluted earnings per share. Effective January 1, 2001, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is the use of the 'treasury stock method' instead of the 'imputed earnings approach' in computing diluted earnings per share. Under the treasury stock method:

- exercise of options are assumed at the beginning of the period [or at the time of issuance, if later];
- the proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period; and
- the incremental shares [the difference between the number of shares assumed issued and the number of shares assumed purchased] are included in the denominator of the diluted earnings per share computation.

The retroactive impact of adopting the new recommendations on the three and twelve month periods ended December 31, 2000 was to increase diluted earnings per Class A Subordinate Voting or Class B Share by $0.02 and $0.10, respectively, and to reduce the average number of diluted Class A Subordinate Voting and Class B Shares outstanding by 1.9 million and 1.8 million, respectively.

3. Other Income

[a] For the year ended December 31, 2001

In April 2001, MEC issued 3,178,297 shares of Class A Subordinate Voting Stock of MEC to complete the acquisition of certain businesses. See note 8. The Company incurred a loss of $7 million from its ownership dilution on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

In June 2001, Decoma International Inc. ["Decoma"], a publicly traded subsidiary of the Company, completed a public offering by issuing Decoma Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million. The Company recognized a gain of $49 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

On August 9, 2001, Intier Automotive Inc. ["Intier"], a subsidiary of the Company, completed an initial public offering by issuing 5.5 million Intier Class A Subordinate Voting Shares to third parties for aggregate cash consideration, net of share issue expenses, of $72 million. The Company recognized a gain of $6 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Intier.

In October 2001, Decoma redeemed the outstanding amount of the Decoma Subordinated Debentures. The Company incurred a loss of $2 million from its ownership dilution arising from the redemption. The loss incurred was not subject to income taxes.

[b] For the year ended December 31, 2000

In June 2000, the Company recognized a gain of $36 million on the sale of 4.4 million Class A Subordinate Voting Shares of Tesma International Inc., a publicly traded subsidiary of the Company.

In July 2000 the Company completed the sale of its 50% interest in Webasto Sunroofs Inc., a joint venture, and related real estate and in September 2000 completed the sale of Invotronics, a wholly-owned manufacturing division. The Company recognized gains before income taxes of $94 million and $31 million on these disposals, respectively.

4. Income Taxes

During the second quarter of 2001, the Company recorded a future income tax recovery of $12 million related to the reduction of enacted income tax rates in Canada.

5. Foreign exchange loss on the redemption of the 5% Convertible Subordinated Debentures

In August 2001, the Company called for redemption of the 5% Convertible Subordinated Debentures effective September 18, 2001. Prior to September 18, 2001, an aggregate $224 million principal amount of such debentures was converted into 4,216,682 Class A Subordinate Voting Shares. The balance of $121 million principal amount that remained outstanding was redeemed in cash.

On redemption, the Company incurred a foreign exchange loss of $10 million related to the equity component of the 5% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the new recommendations of The Canadian Institute of Chartered Accountants, the foreign exchange loss of $10 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

6. MEC Special Dividend

On March 10, 2000, the Company paid a special stock dividend of approximately 20% of MEC's equity to Magna Class A Subordinate Voting and Class B shareholders of record on February 25, 2000 [the "special dividend"]. Dividends for the nine month period ended September 30, 2000 include $111 million related to the special dividend.

7. Distribution on Transfer of Business to Subsidiary

In January 2001, Decoma purchased Magna Exterior Systems ["MES"] and the remaining 60% of Decoma Exterior Trim ["DET"] owned by Magna. The aggregate purchase price paid by Decoma was $203 million which was satisfied in cash by $3 million, through the issuance of 8,333,333 Decoma Class A Subordinate Voting Shares and 2,000,000 5.75% convertible, redeemable and retractable Decoma preferred shares. In addition, Decoma assumed the debt of MES and DET owing to the Company which totalled $220 million at the closing date. Given that the proceeds received from Decoma exceeded the net book value of the Company's investment in MES and DET on the transaction date, the minority interest portion of such excess has been recorded as a distribution on the transfer of MES and DET to Decoma. Such distribution also includes the effect of the increase in Magna's equity interest in Decoma as a result of this transaction, from approximately 89% to approximately 91%. The distribution on the transfer of MES and DET to Decoma has been recorded in the consolidated retained earnings of the Company.

8. Business Acquisitions

In April 2001, MEC completed the acquisition of Ladbroke Racing Pennsylvania Inc. and Sport Broadcasting, Inc. [collectively the "Ladbroke Companies"] for total consideration of $48 million [net of cash acquired of $7 million]. In accordance with the terms of the agreement, $21 million of the purchase price was paid in cash, $13 million was satisfied through the issuance of 3,178,297 shares of Class A Subordinate Voting Stock of MEC and the balance was satisfied through the issuance of two promissory notes that are payable on the first and second anniversaries of closing, respectively. The promissory notes bear interest at 6% per annum. The Ladbroke Companies include account wagering operations, The Meadows harness track, four off-track betting facilities and an 18.3% interest in The Racing Network.

In September 2001, Decoma acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ["Autosystems"], an automotive lighting manufacturer located in Ontario whose principal customers include General Motors Corporation and Visteon Corporation. Total consideration paid in connection with the acquisition amounted to $12 million.

9. Capital Stock

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at September 30, 2001 were exercised:

Class A Subordinate Voting and Class B Shares outstanding at September 30, 2001	83.3
4.875% convertible subordinated debentures [based on holders' conversion option]	6.5
Stock options	2.6
	92.4

The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

10. Contingencies

One of Intier's customers is requesting reimbursement for warranty costs as well as additional expenses which it expects to incur as a result of a voluntary customer satisfaction-based recall of a product which forms part of a module supplied by the Company to the customer. The product in question is supplied to Intier by another large supplier that Intier was directed to use by its customer. The customer has claimed that the warranty and future recall costs could be up to $42 million. Based on Intier's investigations to date, Intier does not believe that it has any liability for this claim and that any liability that it may become subject to, if it is established that the product is defective, will be recoverable from the supplier of the product, although Intier cannot provide assurance that this will be the case.

As described in the 2000 consolidated financial statements, the Company and/or one of its subsidiaries were previously named as defendants in a number of class actions brought by plaintiffs claiming compensatory and punitive damages in relation to unpaid work [forced/slave labour] performed by the plaintiffs during World War II. All of these actions involved multiple named defendants. In November 2000, orders for Voluntary Dismissal with Prejudice were entered in the District Court, District of New Jersey dismissing most of the class actions, including nine of ten cases specifically naming the Company and/or its subsidiary. The defendants have filed a motion to dismiss the final case in which the Company and its subsidiary have been named and the U.S. Government has filed a Statement of Interest based on the slave labour and property settlements with the Austrian Government. As a result of the above, the Company has assessed the current status of the legal proceedings and believes the ultimate resolution will not have a material adverse effect on the consolidated financial position of the Company.

MEC is currently considering a major redevelopment of its Gulfstream Park racetrack in Florida [the "Gulfstream Development"]. Should it proceed as currently contemplated, the Gulfstream Development would include a simulcast pavilion, sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Development would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand, turf club and annex. The aggregate carrying value of the assets at December 31, 2001 that would be demolished if the Gulfstream Development is completed is approximately $23.0 million. If MEC decides to proceed with the Gulfstream Development and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down of the assets would be necessary.